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SECURITIES A
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CRONUS PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 MERRITT 7
(No. And Street)

NORWALK (City) CT (State) 06851-1059 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. RUBIN (203) 642-0200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010

OATH OR AFFIRMATION

I, JEFFREY S. RUBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRONUS PARTNERS, LLC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director
Title

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Cronus Partners LLC, a wholly owned subsidiary of
Sasco Hill Partners LLC:

We have audited the accompanying statement of financial condition of Cronus Partners LLC, a wholly owned subsidiary of Sasco Hill Partners LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronus Partners LLC, a wholly owned subsidiary of Sasco Hill Partners LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stats of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2010

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 54,354
Accounts receivable	40,000
Prepaid expenses	6,851
Fixed assets (net of accumulated depreciation of $102,976)	19,865
Other assets	13,124
TOTAL ASSETS	$ 134,194

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 32,478
Member's equity	101,716
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 134,194

The accompanying notes are an integral part of these financial statements.

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Advisory fees and services	$ 508,008
Interest and dividends	191
TOTAL REVENUES	508,199
EXPENSES:	
Professional fees	55,267
Rent	112,173
Information services and data communication	72,815
Marketing	11,778
Bad debt expense	129,160
Insurance	52,177
Employee compensation and benefits	434,023
Travel and entertainment	33,099
Dues and subscriptions	8,701
Depreciation	14,279
Office and other expenses	20,213
TOTAL EXPENSES	943,685
Loss before unrealized loss from investment	(435,486)
Unrealized loss from investment	(260,708)
NET LOSS	$ (696,194)

The accompanying notes are an integral part of these financial statements.

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Capital – January 1, 2009	$ 542,410
Member Contributions	255,500
Net Loss	(696,194)
Member's Capital – December 31, 2009	$ 101,716

The accompanying notes are an integral part of these financial statements.

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (696,194)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 14,279	
(Increase) decrease in operating assets:		
Investment in non-marketable securities, at fair value	260,708	
Accounts receivable	78,313	
Prepaid expenses	15,341	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(36,039)	
Deferred rent	(2,940)	
Total adjustments		329,662
Net Cash Used in Operating Activities		(366,532)
Cash flows from investing activities:		
Purchase of fixed assets		(563)
Cash flows from financing activities:		
Member contributions		255,500
NET DECREASE IN CASH		(111,595)
Cash at January 1, 2009		165,949
Cash at December 31, 2009		$ 54,354

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cronus Partners LLC (the "Company") was organized in the State of Delaware in June 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on April 22, 2005. The Company is wholly owned by Sasco Hill Partners LLC. (the "Parent").

The Company engages in advising and facilitating merger and acquisition transactions including private placements, recapitalizations, and other strategic maneuvers.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company records advisory and related services on an accrual basis.

The Company considers cash on deposit and money market accounts to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The Company uses the allowance method to account for uncollectible advisory fees and client expenses receivable. These accounts are presented net of the allowance on the statement of financial condition.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 1- Valuations based on quoted prices available in active markets for identical investments.

Level 2- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation technique- limited liability company ("LLC") membership interests: the Company converted its receivable for advisory fees into equity interests of the same LLC. The Company periodically reviews the fair value of these LLC membership interests based on cash flow projections, internally prepared financial data and other information available on the industries in which the LLC membership interests operate. These inputs are largely unobservable but are based on assumptions that market participants would use in pricing the asset.

NOTE 2. FAIR VALUE MEASUREMENTS

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2008	$ 260,708
Realized gain	-
Change in unrealized gain (loss)	(260,708)
Net purchases (sales)	-
Balance as of December 31, 2009	$ -

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2009, the Company had net capital of $21,876 that exceeded their requirements by $16,876.

NOTE 4. INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's subsidiary level.

NOTE 5. 401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. Employees are eligible to make elective deferrals upon reaching age 21 and completing one (1) year of service. The employee's contribution is limited to the maximum employee deductible contribution for a defined contribution plan. This plan also allows catch-up contributions, participant loans, hardship distributions, matching contributions by the Company and rollovers from existing qualified retirement plans- all of which are subject to limitations, eligibility and other conditions. Matching contributions are solely made at the discretion of the Company.

NOTE 6. COMMITMENTS

The Company, through its relationship with the Parent, has one year non-cancelable operating lease for its office space. The lease is due to expire August 2010. The following is a schedule of future minimum rental payments under the terms of the lease:

Year ending December 31,	Amount
2010	$ 66,667

NOTE 7. LINE OF CREDIT

On April 30, 2009, the Company secured a $50,000 business line of credit from JP Morgan Chase. At December 31, 2009, the amount payable on business line of credit is $15,167.

SUPPLEMENTARY INFORMATION

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Credits:	
Total member's equity	$ 101,716
Debits:	
Non-allowable assets	79,840
Net capital before haircuts	$ 21,876
Haircuts on securities	-
Net capital	$ 21,876
Minimum net capital requirement	5,000
Excess Net Capital	$ 16,876
Aggregate indebtedness	$ 32,478
Ratio of aggregate indebtedness to net capital	1.48 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Member of
Cronus Partners LLC, a wholly owned subsidiary of
Sasco Hill Partners LLC:

In planning and performing our audit of the financial statements and supplementary information of Cronus Partners LLC, a wholly owned subsidiary of Sasco Hill Partners LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2010

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF

SASCO HILL PARTNERS LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CRONUS PARTNERS LLC
A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS